

July 7, 2023

Shan-Nen Bong
Chief Financial Officer
Aurora Mobile Limited
14/F, China Certification and Inspection Building
No. 6, Keji South 12th Road , Nanshan District
Shenzhen, Guangdong 518057
People's Republic of China

> **Re: Aurora Mobile Limited**
> **Form 20-F filed on April 18, 2023**
> **File No. 001-38587**

Dear Shan-Nen Bong:

 We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 20-F filed on April 18, 2023

Item 3. Key information, page 3

1. Please provide a detailed legal analysis regarding whether the Company and its subsidiaries meet the definition of an "investment company" under Section 3(a)(1)(A) of the Investment Company Act of 1940 ("Investment Company Act"). In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

2. Please provide a detailed legal analysis regarding whether the Company or any of its subsidiaries meet the definition of an "investment company" under Section 3(a)(1)(C) of the Investment Company Act. In your response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerators and

denominators. Please also (i) specifically describe the types of assets included within "cash and cash equivalents," "long-term investments" and "short-term investments" on your balance sheet and (ii) describe and discuss their proposed treatment for purposes of section 3(a)(1)(C), as well as any other substantive determinations and/or characterizations of assets that are material to your calculations. Finally, please include a legal analysis of whether the interests held by the Company in its VIE are "investment securities" for purposes of Section 3(a)(2) of the Investment Company Act.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 152

3. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

4. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

5. We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for "Aurora Mobile Limited or the VIE." We also note that your list of subsidiaries and consolidated variable interest entity in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong, mainland China and countries outside China that are not included in your VIE. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
   - With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and tell us the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.
   - With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

6. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese

Communist Party.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Becky Chow, Staff Accountant at 202-551-6524, or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at 202-551-6756, or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology